

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 4, 2016

Tammy Romo
Chief Financial Officer
Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235

> **Re:** **Southwest Airlines Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed on February 3, 2016**
> **File No. 001-07259**

Dear Ms. Romo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis

Reconciliation of Reported Amounts to Non-GAAP Financial Measures, page 37

1. Reference is made to the tables beginning on page 37 representing your reconciliation of non-GAAP financial measures and the related note regarding the use of non-GAAP financial measures on page 40. Please move the non-GAAP information to follow your discussion of your results of operations on pages 41-48. Your current presentation and discussion of non-GAAP measures on page 37-40 does not comply with Item 10(e)(1)(i)(A) of Regulation S-K as it appears to give undue prominence to the non-GAAP measures. Please similarly revise your presentation of non-GAAP measures on page 49.

Note Regarding Use of Non-GAAP Financial Measures, page 40

2.   For each non-GAAP measure presented, please ensure that your disclosures comply with the requirements outlined in Item 10(e)(1)(i)(C)-(D) of Regulation S-K. In this regard, the disclosures should be specific to each non-GAAP measure presented. Your revised disclosures should describe the reason(s) why management believes each non-GAAP measure is useful to investors for evaluating your financial condition and results of operations and to the extent material, disclose the additional purposes, if any, for which management uses the non-GAAP financial measure. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure